EXHIBIT  99.    ATTACHMENT  TO  FORM  10-Q:  CONTINGENT  PAYMENT
         OBLIGATION UNITS


         In connection with the acquisition of Hybritech Incorporated by the Company on March 18, 1986, the Company issued Contingent Payment Obligation Units (CPUs). The following information is provided relative to the CPUs.

         Hybritech Sales and Gross Profits (Unaudited)
         ---------------------------------------------


                             THIRD QUARTER             NINE MONTHS
                             -------------             -----------

                           1995    1994*  1993*   1995    1994*    1993*
                           --------------------   ----------------------

                               (Millions)              (Millions)


         Sales           $24.6    $29.8   $33.5    $74.9   $94.9   $113.9
         Gross profits   $13.2    $14.7   $16.2    $40.2   $46.8   $ 60.4


         *Includes Pacific Biotech, Inc., another subsidiary of Eli Lilly and Company.

         Sales for the third quarter were $24.6 million compared with $29.8 million during the same period in 1994, a decrease of 17 percent. Sales declines were experienced in the Company's largest selling product, the prostate cancer test, TandemR Prostate Specific Antigen (PSA), which continues to experience increased competition.

         Gross profits for the third quarter were $13.2 million compared with $14.7 million in the same period last year.

         In addition, the previously announced sale of Pacific Biotech Inc. in January, 1995 contributed to the decline in sales and gross profits.

         The Company signed a definitive agreement in September 1995 to sell Hybritech to Beckman Instruments, Inc. This action follows the Company's announcement in January 1994 that it would divest Hybritech as part of its plan to separate its medical devices and diagnostics businesses from its core pharmaceutical business. The transaction is expected to close January 2, 1996, and will have no effect on the CPU's which will expire without payment.

         Computation of Contingent Payment Obligation Unit Payment
         ---------------------------------------------------------


         CPU holders are entitled to receive cash payments based upon the annual sales and gross profits of Hybritech over the period ending December 31, 1995 if certain performance criteria are achieved. The total amount payable for each year will equal the sum of 6 percent of Hybritech's sales and 20 percent of Hybritech's gross profits for that year, less a deductible amount. Sales are defined in the Indenture governing the CPUs to include net sales of products and royalties but to exclude contract revenues. Gross profits are the excess of sales over costs of products sold and do not represent the net income of Hybritech. The deductible amount was $11 million for 1986 and increases by 35 percent in each subsequent year. The deductible for 1995 is $163.8 million. The total amount payable, if any, is then divided by 12,933,894 to determine the payment per CPU. The maximum payment that may be made on each CPU if the criteria are achieved cannot, however, exceed $22. No payments have been made to date.